Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) – TSX;
(PGH) – NYSE

PENGROWTH ANNOUNCES THE CLOSING OF U.S. $187 MILLION PRIVATE

PLACEMENT NOTES

CALGARY, Alberta – May 11, 2010 – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to report Pengrowth has closed a U.S. $187 million offering of private placement notes in the United States. These notes were issued in conjunction with the maturity of U.S. $150 million of private debt placed in 2003.

The notes were issued in two series; U.S. $71.5 million of 4.67 percent notes due in 2015 and U.S. $115.5 million of 5.98 percent notes due in 2020. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.

The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889